Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2023 FOURTH QUARTER AND FULL YEAR RESULTS

Gurugram, India and New York, May 16, 2023 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2023.

(in thousands)	Three months ended March 31, 2022	Three months ended March 31, 2023	YoY Change	YoY Change in constant currency(1)	Year ended March 31, 2022	Year ended March 31, 2023	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$88,587	$148,523	67.7%	82.9%	$303,922	$593,036	95.1%	110.3%
Air Ticketing	$25,328	$38,884	53.5%	67.6%	$88,712	$147,793	66.6%	79.6%
Hotels and Packages	$45,132	$82,105	81.9%	98.1%	$157,267	$337,686	114.7%	131.5%
Bus Ticketing	$12,640	$18,936	49.8%	63.3%	$39,896	$74,873	87.7%	102.0%
Others	$5,487	$8,598	56.7%	72.3%	$18,047	$32,684	81.1%	95.9%
Results from Operating Activities	$3,353	$7,973			$(30,366)	$23,604
Profit (loss) for the period	$(4,056)	$5,443			$(45,567)	$(11,168)
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$44,797	$74,252	65.8%	81.0%	$155,491	$280,053	80.1%	94.2%
Hotels and Packages	$42,264	$63,512	50.3%	64.2%	$144,052	$259,786	80.3%	94.2%
Bus Ticketing	$12,351	$19,340	56.6%	70.8%	$38,313	$77,302	101.8%	117.2%
Others	$5,705	$9,007	57.9%	73.5%	$18,563	$34,080	83.6%	98.6%
Adjusted Operating Profit(2)	$11,962	$19,032			$23,183	$70,312
Adjusted Net Profit(2)	$8,665	$23,063			$21,688	$52,926
Gross Bookings	$1,012,280	$1,673,854	65.4%	80.7%	$3,188,850	$6,566,178	105.9%	122.0%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2023 Fourth Quarter and Full Year

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 80.7% YoY in 4Q23 to $1,673.9 million and by 122.0% YoY in FY23 to $6,566.2 million.
•
Adjusted Margin(2) – Air Ticketing increased by 81.0% YoY in 4Q23 to $74.3 million and by 94.2% YoY in FY23 to $280.1 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 64.2% YoY in 4Q23 to $63.5 million and by 94.2% YoY in FY23 to $259.8 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 70.8% YoY in 4Q23 to $19.3 million and by 117.2% YoY in FY23 to $77.3 million.
•
Adjusted Margin(2) – Others increased by 73.5% YoY in 4Q23 to $9.0 million and by 98.6% YoY in FY23 to $34.1 million.
•
Adjusted Operating Profit(2) improved to $19.0 million in 4Q23 versus $12.0 million in 4Q22, reflecting an improvement of $7.0 million YoY. Adjusted Operating Profit(2) increased to $70.3 million in FY23 versus $23.2 million in FY22, reflecting an improvement of $47.1 million.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

"We witnessed robust recovery in travel demand with significant improvement in consumer sentiment during the fiscal year ended March 31, 2023. We capitalized on this trend to deliver strong results with over 120% YoY constant currency growth in Gross Bookings. Our profitability expansion has also been significant, as we delivered a YoY increase of over 200% in Adjusted Operating Profit for the reported fiscal year 2023. We are glad that our strategy of investing in the right areas coupled with our initiatives to optimize certain costs has helped us to preserve and strengthen our moat. We remain well positioned for the next fiscal year with a strong pipeline of product innovation to further enhance customer experience."

Other information

Impact of the COVID-19 Pandemic

The global COVID-19 pandemic had severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which had caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of fiscal years 2021 and 2022. The COVID-19 pandemic also contributed to significant weakness in the macroeconomic environment and heightened volatility in financial markets, including rising inflation and interest rates. In India, we witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of the COVID-19 pandemic in India. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, also had a negative impact on revenue for all our reportable segments in the quarter ended March 31, 2022, as compared to revenue for the quarter ended December 31, 2019 (prior to the onset of the COVID-19 pandemic).

During the fiscal year 2023, we experienced significant growth in travel demand due to high pent-up demand and sustained consumer sentiment for travel as a result of increased COVID-19 vaccination rates and comparatively lower COVID-19 infection rates. This led to improved results across our operating segments in the fourth quarter and fiscal year ended March 31, 2023 as compared to the fourth quarter and fiscal year ended March 31, 2022, coupled with our continued focus on optimizing costs by leveraging our highly variable and more efficient fixed cost structure during the fiscal year 2023.

The extent and duration of the effects of the COVID-19 pandemic over the longer term on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments that cannot be accurately predicted at this time. These include, but are not limited to, the severity, extent and duration of the COVID-19 pandemic, its impact on the travel industry and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. In addition, increasing rates of COVID-19 infections in certain parts of the world could impact travel demand. While many countries including India have made significant progress in vaccinating their populations against the COVID-19 virus, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in complete economic recovery.

Fiscal 2023 Fourth Quarter Financial Results

Revenue. We generated revenue of $148.5 million in the quarter ended March 31, 2023, an increase of 67.7% (82.9% in constant currency(1)) over revenue of $88.6 million in the quarter ended March 31, 2022, primarily as a result of an increase of 53.5% (67.6% in constant currency) in revenue from our air ticketing business, an increase of 81.9% (98.1% in constant currency) in revenue from our hotels and packages business, an increase of 49.8% (63.3% in constant currency) in revenue from our bus ticketing business, and an increase of 56.7% (72.3% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	25,328	38,884	45,132	82,105	12,640	18,936	5,487	8,598
Add: Customer inducement costs recorded as a reduction of revenue	19,683	36,184	12,996	22,056	682	1,648	289	524
Less: Service cost	214	816	15,864	40,649	971	1,244	71	115
Adjusted Margin(2)	44,797	74,252	42,264	63,512	12,351	19,340	5,705	9,007

Air Ticketing. Revenue from our air ticketing business increased by 53.5% (67.6% in constant currency) to $38.9 million in the quarter ended March 31, 2023, from $25.3 million in the quarter ended March 31, 2022. Our Adjusted Margin – Air ticketing increased by 65.8% (81.0% in constant currency) to $74.3 million in the quarter ended March 31, 2023, from $44.8 million in the quarter ended March 31, 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $36.2 million in the quarter ended March 31, 2023 and $19.7 million in the quarter ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 69.2% (84.9% in constant currency) primarily driven by a 63.7% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.9% in the quarter ended March 31, 2023 as compared to 7.1% in the quarter ended March 31, 2022.

Hotels and Packages. Revenue from our hotels and packages business increased by 81.9% (98.1% in constant currency) to $82.1 million in the quarter ended March 31, 2023, from $45.1 million in the quarter ended March 31, 2022. Our Adjusted Margin – Hotels and packages increased by 50.3% (64.2% in constant currency) to $63.5 million in the quarter ended March 31, 2023 from $42.3 million in the quarter ended March 31, 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $22.1 million in the quarter ended March 31, 2023 and $13.0 million in the quarter ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 63.0% (78.3% in constant currency) primarily driven by a 42.7% increase in the number of hotel-room nights in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022. Our Adjusted Margin % – Hotels and packages decreased to 16.3% in the quarter ended March 31, 2023 as compared to 17.7% in the quarter ended March 31, 2022, primarily due to an increase in the proportion of bookings of packages and international hotels that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 49.8% (63.3% in constant currency) to $18.9 million in the quarter ended March 31, 2023, from $12.6 million in the quarter ended March 31, 2022. Our Adjusted Margin – Bus ticketing increased by 56.6% (70.8% in constant currency) to $19.3 million in the quarter ended March 31, 2023 from $12.4 million in the quarter ended March 31, 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $1.6 million in the quarter ended March 31, 2023 and $0.7 million in the quarter ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 51.9% (66.2% in constant currency) driven by a 52.3% increase in the number of bus tickets travelled year over year, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022. Our Adjusted Margin % – Bus ticketing increased marginally to 9.1% in the quarter ended March 31, 2023 as compared to 8.8% in the quarter ended March 31, 2022.

Others. Revenue from our others business increased by 56.7% (72.3% in constant currency) to $8.6 million in the quarter ended March 31, 2023, from $5.5 million in the quarter ended March 31, 2022. Our Adjusted Margin – Others increased by 57.9% (73.5% in constant currency) to $9.0 million in the quarter ended March 31, 2023 from $5.7 million in the quarter ended March 31, 2022. Adjusted Margin – Others includes customer inducement costs of $0.5 million in the quarter ended March 31, 2023 and $0.3 million in the quarter ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in revenue from marketing alliances and other travel and ancillary services primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022.

Other Income. Other income was $0.2 million in the quarter ended March 31, 2023 and $0.2 million in the quarter ended March 31, 2022.

Personnel Expenses. Personnel expenses increased by 11.3% to $33.7 million in the quarter ended March 31, 2023 from $30.3 million in the quarter ended March 31, 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 92.4% to $23.2 million in the quarter ended March 31, 2023 from $12.1 million in the quarter ended March 31, 2022, primarily due to an increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2023 as compared to the quarter ended March 31, 2022.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $60.4 million in the quarter ended March 31, 2023 and $33.7 million in the quarter ended March 31, 2022. The details are as follows:

	For the three months ended March 31
	2022	2023
	(Amounts in USD thousands)
Marketing and sales promotion expenses	12,062	23,206
Customer inducement costs recorded as a reduction of revenue	33,650	60,412

Other Operating Expenses. Other operating expenses increased by 79.1% to $34.1 million in the quarter ended March 31, 2023 from $19.0 million in the quarter ended March 31, 2022, primarily due to $9.0 million increase in operating expenses such as payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings. Further, in the quarter ended March 31, 2022, we recorded a one-time reversal of $3.7 million for a dispute related to a prior acquisition, which further reduced other operating expenses in the quarter ended March 31, 2022.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased marginally by 0.9% to $6.9 million in the quarter ended March 31, 2023 from $7.0 million in the quarter ended March 31, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $8.0 million in the quarter ended March 31, 2023 as compared to a profit of $3.4 million in the quarter ended March 31, 2022. Our Adjusted Operating Profit was $19.0 million in the quarter ended March 31, 2023 as compared to $12.0 million in the quarter ended March 31, 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $2.6 million in the quarter ended March 31, 2023 as compared to net finance cost of $6.9 million in the quarter ended March 31, 2022. The decrease in our net finance cost was primarily due to a decrease in net foreign exchange loss of $6.1 million in the quarter ended March 31, 2023, primarily due to unrealized foreign exchange gain resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at March 31, 2023 and taking into account the appreciation of the Indian Rupee against the U.S. dollar from December 31, 2022 to March 31, 2023, which was offset by change in fair value of financial asset measured through profit or loss (FVTPL) of $2.8 million in the quarter ended March 31, 2023.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended March 31, 2023 was $5.4 million as compared to a loss of $4.1 million in the quarter ended March 31, 2022. Our Adjusted Net Profit was $23.1 million in the quarter ended March 31, 2023, as compared to $8.7 million in the quarter ended March 31, 2022. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted earnings per share was $0.05 for the quarter ended March 31, 2023 as compared to diluted loss per share of $0.04 in the quarter ended March 31, 2022. Our Adjusted Diluted Earnings per share was $0.21 in the quarter ended March 31, 2023, as compared to $0.08 in the quarter ended March 31, 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2023 Full Year Financial Results

Revenue. We generated revenue of $593.0 million in the year ended March 31, 2023, an increase of 95.1% (110.3% in constant currency(1)) over revenue of $303.9 million in the year ended March 31, 2022, primarily as a result of an increase of 66.6% (79.6% in constant currency) in revenue from our air ticketing business, an increase of 114.7% (131.5% in constant currency) in revenue from our hotels and packages business, an increase of 87.7% (102.0% in constant currency) in revenue from our bus ticketing business, and an increase of 81.1% (95.9% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	88,712	147,793	157,267	337,686	39,896	74,873	18,047	32,684
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	41,545	90,487	1,814	8,025	798	1,902
Less: Service cost	311	3,078	54,760	168,387	3,397	5,596	282	506
Adjusted Margin(2)	155,491	280,053	144,052	259,786	38,313	77,302	18,563	34,080

Air Ticketing. Revenue from our air ticketing business increased by 66.6% (79.6% in constant currency) to $147.8 million in the year ended March 31, 2023, from $88.7 million in the year ended March 31, 2022. Our Adjusted Margin – Air ticketing increased by 80.1% (94.2% in constant currency) to $280.1 million in the year ended March 31, 2023, from $155.5 million in the year ended March 31, 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $135.3 million in the year ended March 31, 2023 and $67.1 million in the year ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 113.5% (130.1% in constant currency) primarily driven by a 75.4% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased to 6.8% in the year ended March 31, 2023 as compared to 8.0% in the year ended March 31, 2022, primarily due to increased air fares during the year ended March 31, 2023, without a corresponding increase in revenue earned in relation to such bookings which is largely fixed.

Hotels and Packages. Revenue from our hotels and packages business increased by 114.7% (131.5% in constant currency) to $337.7 million in the year ended March 31, 2023, from $157.3 million in the year ended March 31, 2022. Our Adjusted Margin – Hotels and packages increased by 80.3% (94.2% in constant currency) to $259.8 million in the year ended March 31, 2023 from $144.1 million in the year ended March 31, 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $90.5 million in the year ended March 31, 2023 and $41.5 million in the year ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 93.4% (108.4% in constant currency) primarily driven by a 67.4% increase in the number of hotel-room nights in the year ended March 31, 2023 as compared to the year ended March 31, 2022, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022. Our Adjusted Margin % – Hotels and packages decreased to 16.7% in the year ended March 31, 2023 as compared to 17.9% in the year ended March 31, 2022, primarily due to an increase in the proportion of bookings of packages and international hotels that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 87.7% (102.0% in constant currency) to $74.9 million in the year ended March 31, 2023, from $39.9 million in the year ended March 31, 2022. Our Adjusted Margin – Bus ticketing increased by 101.8% (117.2% in constant currency) to $77.3 million in the year ended March 31, 2023 from $38.3 million in the year ended March 31, 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $8.0 million in the year ended March 31, 2023 and $1.8 million in the year ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 95.5% (110.8% in constant currency) driven by an 85.0% increase in the number of bus tickets travelled year over year, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022. Our Adjusted Margin % – Bus ticketing increased marginally to 8.9% in the year ended March 31, 2023 as compared to 8.7% in the year ended March 31, 2022.

Others. Revenue from our others business increased by 81.1% (95.9% in constant currency) to $32.7 million in the year ended March 31, 2023, from $18.0 million in the year ended March 31, 2022. Our Adjusted Margin – Others increased by 83.6% (98.6% in constant currency) to $34.1 million in the year ended March 31, 2023 from $18.6 million in the year ended March 31, 2022. Adjusted Margin – Others includes customer inducement costs of $1.9 million in the year ended March 31, 2023 and $0.8 million in the year ended March 31, 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in revenue from marketing alliances and other travel and ancillary services primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022.

Other Income. Other income decreased to $2.8 million in the year ended March 31, 2023 from $3.5 million in the year ended March 31, 2022.

Personnel Expenses. Personnel expenses increased by 12.9% to $132.0 million in the year ended March 31, 2023 from $116.9 million in the year ended March 31, 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 99.1% to $101.6 million in the year ended March 31, 2023 from $51.0 million in the year ended March 31, 2022, primarily due to an increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2023 as compared to the year ended March 31, 2022.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $235.8 million in the year ended March 31, 2023 and $111.2 million in the year ended March 31, 2022. The details are as follows:

	For the year ended March 31
	2022	2023
	(Amounts in USD thousands)
Marketing and sales promotion expenses	51,033	101,601
Customer inducement costs recorded as a reduction of revenue	111,247	235,752

Other Operating Expenses. Other operating expenses increased by 63.9% to $133.7 million in the year ended March 31, 2023 from $81.6 million in the year ended March 31, 2022, primarily due to $46.2 million increase in operating expenses such as payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings in the year ended March 31, 2023.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 7.1% to $27.4 million in the year ended March 31, 2023 from $29.5 million in the year ended March 31, 2022, primarily due to an increase in fully depreciated and amortized assets in the year ended March 31, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $23.6 million in the year ended March 31, 2023 as compared to a loss of $30.4 million in the year ended March 31, 2022. Our Adjusted Operating Profit was $70.3 million in the year ended March 31, 2023 as compared to $23.2 million in the year ended March 31, 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $35.8 million in the year ended March 31, 2023 as compared to net finance cost of $16.3 million in the year ended March 31, 2022. The increase in our net finance cost was primarily due to an increase in net foreign exchange loss of $17.4 million in the year ended March 31, 2023, primarily due to unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at March 31, 2023 and taking into account the depreciation of the Indian Rupee against the U.S. dollar from March 31, 2022 to March 31, 2023.

Profit (Loss) for the Period. As a result of the foregoing factors, our loss for the year ended March 31, 2023 was $11.2 million as compared to a loss of $45.6 million in the year ended March 31, 2022. Our Adjusted Net Profit was $52.9 million in the year ended March 31, 2023, as compared to $21.7 million in the year ended March 31, 2022. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.10 for the year ended March 31, 2023 as compared to diluted loss per share of $0.42 in the year ended March 31, 2022. Our Adjusted Diluted Earnings per share was $0.48 in the year ended March 31, 2023, as compared to $0.20 in the year ended March 31, 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2023, the balance of cash and cash equivalents and term deposits on our balance sheet was $486.7 million. In addition, we have existing credit facilities of approximately $119.2 million, which includes a $70.0 million facility from an affiliate of our largest shareholder, with the remaining amount from various commercial banks. As at March 31, 2023, no amounts were outstanding under these credit facilities.

Recent Developments

On May 2, 2023, Go Airlines (India) Limited, or Go First, being one of our top five domestic airline suppliers, filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal, or NCLT, in India, citing the supply of faulty aircraft engines and failure of its engine supplier to replace them on time, which resulted in the grounding of half of its fleet and consequent operational and financial issues. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders and other creditors of Go First. In addition, the NCLT has appointed an interim resolution professional to operate Go First and to maintain Go First as a going concern. As of the date hereof, Go First has suspended all flights until May 23, 2023.

Such disruptions to the commercial aviation landscape may result in a reduction in the supply of air tickets available on our platform, which could negatively impact our gross bookings, air ticketing revenue and results from operating activities. Please refer to the “Risk Factors” section of our annual report on Form 20-F dated July 12, 2022, including “Risks Related to Us and Our Industry – Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance”, for further details.

In the meantime, MakeMyTrip has extended its cooperation to MakeMyTrip customers who have been impacted by the suspension of Go First flights.

Repurchases of Shares and Convertible Notes

On March 9, 2023, our Board of Directors authorized an amendment to the terms of our share repurchase plan to further extend the term of such plan until March 31, 2026 and to remove the limit on the repurchase price per ordinary share whereby the Company can henceforth repurchase ordinary shares at any price determined by our Board of Directors from time to time. The share repurchase plan was initially approved by our Board of Directors on November 6, 2012. There were no repurchases pursuant to the share repurchase plan during the fourth quarter of fiscal year 2023. As at March 31, 2023, we had remaining authority to repurchase up to $136.0 million of our outstanding ordinary shares.

On May 16, 2023, taking into account our healthy cash position and strong balance sheet as at March 31, 2023, our Board of Directors authorized the Company to repurchase the 0.00% convertible senior notes due 2028, or 2028 Notes, from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter and year ended March 31, 2023 beginning at 7:30 AM EDT or 5:00 PM IST on May 16, 2023 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_LOAbzEasSrG7FDO1QpFU1w to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and Constant Currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures.

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisition related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, change in fair value of financial asset measured at FVTPL, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude share-based compensation expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin and Adjusted Margin % and change in constant currency represent a balanced approach to adjust for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are useful in measuring our results and provide useful information to investors and analysts.

We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our Company and our performance to that of our global peers.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share.

The presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 12, 2022, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, the COVID-19 pandemic may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2022	As at March 31, 2023
Assets
Property, plant and equipment	19,313	25,380
Intangible assets and goodwill	685,658	628,974
Trade and other receivables, net	3,713	6,179
Investment in equity-accounted investees	3,558	2,070
Other investments	4,031	1,268
Term deposits	6	5,618
Non-current tax assets	14,965	18,373
Other non-current assets	135	53
Total non-current assets	731,379	687,915
Inventories	11	25
Trade and other receivables, net	35,910	68,847
Term deposits	264,179	197,056
Other current assets	77,982	121,964
Cash and cash equivalents	213,283	284,018
Total current assets	591,365	671,910
Total assets	1,322,744	1,359,825
Equity
Share capital	53	53
Share premium	2,034,663	2,057,362
Other components of equity	73,574	40,137
Accumulated deficit	(1,214,156)	(1,227,986)
Total equity attributable to owners of the Company	894,134	869,566
Non-controlling interests	2,341	6,490
Total equity	896,475	876,056
Liabilities
Loans and borrowings(#)	213,808	15,650
Employee benefits	9,086	8,886
Contract liabilities	27	163
Deferred tax liabilities, net	2,596	822
Other non-current liabilities	9,536	4,590
Total non-current liabilities	235,053	30,111
Loans and borrowings(#)	2,776	219,514
Trade and other payables	62,827	89,780
Contract liabilities	53,211	75,206
Other current liabilities	72,402	69,158
Total current liabilities	191,216	453,658
Total liabilities	426,269	483,769
Total equity and liabilities	1,322,744	1,359,825

# Loans and borrowings include lease liabilities amounting to $16.4 million as at March 31, 2023 (as at March 31, 2022: $14.0 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2022	2023	2022	2023
Revenue
Air ticketing	25,328	38,884	88,712	147,793
Hotels and packages	45,132	82,105	157,267	337,686
Bus ticketing	12,640	18,936	39,896	74,873
Other revenue	5,487	8,598	18,047	32,684
Total revenue	88,587	148,523	303,922	593,036
Other income	208	154	3,490	2,798
Service cost
Procurement cost of hotels and packages services	15,864	40,649	54,760	168,387
Other cost of providing services	1,256	2,175	3,990	9,180
Personnel expenses	30,289	33,720	116,924	131,968
Marketing and sales promotion expenses	12,062	23,206	51,033	101,601
Other operating expenses	19,013	34,059	81,575	133,698
Depreciation, amortization and impairment	6,958	6,895	29,496	27,396
Result from operating activities	3,353	7,973	(30,366)	23,604
Finance income	1,923	3,264	9,984	10,974
Finance costs	8,827	5,827	26,326	46,732
Net finance income (costs)	(6,904)	(2,563)	(16,342)	(35,758)
Share of profit (loss) of equity-accounted investees	51	(54)	34	10
Profit (loss) before tax	(3,500)	5,356	(46,674)	(12,144)
Income tax benefit (expense)	(556)	87	1,107	976
Profit (loss) for the period	(4,056)	5,443	(45,567)	(11,168)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	(569)	(671)	(426)	468
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	—	—	33,543	—
	(569)	(671)	33,117	468
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(9,742)	3,603	(18,943)	(48,879)
Other comprehensive income (loss) for the period, net of tax	(10,311)	2,932	14,174	(48,411)
Total comprehensive income (loss) for the period	(14,367)	8,375	(31,393)	(59,579)
Profit (loss) attributable to:
Owners of the Company	(4,065)	5,664	(45,405)	(11,321)
Non-controlling interests	9	(221)	(162)	153
Profit (loss) for the period	(4,056)	5,443	(45,567)	(11,168)
Total comprehensive income (loss) attributable to:
Owners of the Company	(14,318)	8,546	(31,216)	(59,176)
Non-controlling interests	(49)	(171)	(177)	(403)
Total comprehensive income (loss) for the period	(14,367)	8,375	(31,393)	(59,579)
Earnings (loss) per share (in USD)
Basic	(0.04)	0.05	(0.42)	(0.10)
Diluted	(0.04)	0.05	(0.42)	(0.10)
Weighted average number of shares (including Class B Shares)
Basic	108,695,697	109,962,769	108,471,149	109,656,200
Diluted	108,695,697	111,101,236	108,471,149	109,656,200

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurement of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners	*	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160
Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056

* less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2022	2023
Profit (loss) for the year	(45,567)	(11,168)
Adjustments for non-cash items	78,685	95,517
Changes in working capital	(27,120)	(52,284)
Net cash generated from (used in) operating activities	5,998	32,065
Net cash generated from (used in) investing activities	(77,604)	46,776
Net cash generated from (used in) financing activities	(9,569)	(6,207)
Increase (decrease) in cash and cash equivalents	(81,175)	72,634
Cash and cash equivalents at beginning of the year	295,066	213,283
Effect of exchange rate fluctuations on cash held	(608)	(1,899)
Cash and cash equivalents at end of the year	213,283	284,018

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	25,328	38,884	45,132	82,105	12,640	18,936	5,487	8,598	88,587	148,523
Add: Customer inducement costs recorded as a reduction of revenue*	19,683	36,184	12,996	22,056	682	1,648	289	524	33,650	60,412
Less: Service cost	214	816	15,864	40,649	971	1,244	71	115	17,120	42,824
Adjusted Margin	44,797	74,252	42,264	63,512	12,351	19,340	5,705	9,007	105,117	166,111
Other income									208	154
Personnel expenses									(30,289)	(33,720)
Marketing and sales promotion expenses									(12,062)	(23,206)
Customer inducement costs recorded as a reduction of revenue*									(33,650)	(60,412)
Other operating expenses									(19,013)	(34,059)
Depreciation, amortization and impairment									(6,958)	(6,895)
Finance income									1,923	3,264
Finance costs									(8,827)	(5,827)
Share of profit (loss) of equity-accounted investees									51	(54)
Profit (loss) before tax									(3,500)	5,356

	For the year ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	88,712	147,793	157,267	337,686	39,896	74,873	18,047	32,684	303,922	593,036
Add: Customer inducement costs recorded as a reduction of revenue*	67,090	135,338	41,545	90,487	1,814	8,025	798	1,902	111,247	235,752
Less: Service cost	311	3,078	54,760	168,387	3,397	5,596	282	506	58,750	177,567
Adjusted Margin	155,491	280,053	144,052	259,786	38,313	77,302	18,563	34,080	356,419	651,221
Other income									3,490	2,798
Personnel expenses									(116,924)	(131,968)
Marketing and sales promotion expenses									(51,033)	(101,601)
Customer inducement costs recorded as a reduction of revenue*									(111,247)	(235,752)
Other operating expenses									(81,575)	(133,698)
Depreciation, amortization and impairment									(29,496)	(27,396)
Finance income									9,984	10,974
Finance costs									(26,326)	(46,732)
Share of profit (loss) of equity-accounted investees									34	10
Profit (loss) before tax									(46,674)	(12,144)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	25,328	38,884	45,132	82,105	12,640	18,936	5,487	8,598
Add: Customer inducement costs recorded as a reduction of revenue	19,683	36,184	12,996	22,056	682	1,648	289	524
Less: Service cost	214	816	15,864	40,649	971	1,244	71	115
Adjusted Margin(2)	44,797	74,252	42,264	63,512	12,351	19,340	5,705	9,007

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	88,712	147,793	157,267	337,686	39,896	74,873	18,047	32,684
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	41,545	90,487	1,814	8,025	798	1,902
Less: Service cost	311	3,078	54,760	168,387	3,397	5,596	282	506
Adjusted Margin(2)	155,491	280,053	144,052	259,786	38,313	77,302	18,563	34,080

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2022	2023	2022	2023
Results from operating activities as per IFRS	3,353	7,973	(30,366)	23,604
Add: Acquisition related intangibles amortization	3,424	3,126	13,831	12,812
Add: Employee share-based compensation costs	8,889	7,663	36,645	35,643
Less: Gain on discontinuation of equity accounted investment	—	—	(2,251)	(2,017)
Add: Merger and acquisitions related expenses	—	270	624	270
Add (Less): Provision for litigations	(3,704)	—	4,700	—
Adjusted Operating Profit (Loss)	11,962	19,032	23,183	70,312

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2022	2023	2022	2023
Profit (Loss) for the period as per IFRS	(4,056)	5,443	(45,567)	(11,168)
Add: Acquisition related intangibles amortization	3,424	3,126	13,831	12,812
Add: Employee share-based compensation costs	8,889	7,663	36,645	35,643
Less: Gain on discontinuation of equity accounted investment	—	—	(2,251)	(2,017)
Add: Merger and acquisitions related expenses	—	270	624	270
Add (Less): Provision for litigations	(3,704)	—	4,700	—
Add: Change in fair value of financial asset measured at FVTPL	—	2,821	—	2,821
Add: Interest expense on financial liabilities measured at amortized cost	3,370	3,668	13,666	14,878
Add (Less): Income tax expense (benefit)	556	(87)	(1,107)	(976)
Add: Net change in value of financial liability in business combination	237	105	1,181	673
Add (Less): Share of loss (profit) of equity-accounted investees	(51)	54	(34)	(10)
Adjusted Net Profit (Loss)	8,665	23,063	21,688	52,926

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2022	2023	2022	2023
Diluted Earnings (Loss) per Share for the period as per IFRS	(0.04)	0.05	(0.42)	(0.10)
Add: Acquisition related intangibles amortization	0.03	0.03	0.13	0.12
Add: Employee share-based compensation costs	0.08	0.07	0.33	0.32
Less: Gain on discontinuation of equity accounted investment	—	—	(0.02)	(0.02)
Add: Merger and acquisitions related expenses	—	*	0.01	*
Add (Less): Provision for litigations	(0.04)	—	0.04	—
Add: Change in fair value of financial asset measured at FVTPL	—	0.03	—	0.03
Add: Interest expense on financial liabilities measured at amortized cost	0.04	0.03	0.13	0.13
Add (Less): Income tax expense (benefit)	0.01	*	(0.01)	(0.01)
Add: Net change in value of financial liability in business combination	*	*	0.01	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.08	0.21	0.20	0.48

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency amount:

(Unaudited)	For the three months ended March 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	38,884	82,105	18,936	8,598	148,523	74,252	63,512	19,340	9,007
Impact of Foreign Currency Translation	3,579	7,322	1,711	857	13,469	6,818	5,899	1,757	893
Constant Currency Amount	42,463	89,427	20,647	9,455	161,992	81,070	69,411	21,097	9,900

(Unaudited)	For the year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	147,793	337,686	74,873	32,684	593,036	280,053	259,786	77,302	34,080
Impact of Foreign Currency Translation	11,540	26,330	5,714	2,677	46,261	21,870	20,010	5,903	2,786
Constant Currency Amount	159,333	364,016	80,587	35,361	639,297	301,923	279,796	83,205	36,866

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency growth(1):

(Unaudited)	For the three months ended March 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	53.5%	81.9%	49.8%	56.7%	67.7%	65.8%	50.3%	56.6%	57.9%
Impact of Foreign Currency Translation	14.1%	16.2%	13.5%	15.6%	15.2%	15.2%	13.9%	14.2%	15.6%
Constant Currency Growth	67.6%	98.1%	63.3%	72.3%	82.9%	81.0%	64.2%	70.8%	73.5%

(Unaudited)	For the year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	66.6%	114.7%	87.7%	81.1%	95.1%	80.1%	80.3%	101.8%	83.6%
Impact of Foreign Currency Translation	13.0%	16.8%	14.3%	14.8%	15.2%	14.1%	13.9%	15.4%	15.0%
Constant Currency Growth	79.6%	131.5%	102.0%	95.9%	110.3%	94.2%	94.2%	117.2%	98.6%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31		For the year ended March 31
	2022	2023	2022	2023
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	7,536	12,454	24,704	43,882
Hotels and Packages – Room nights(2)	4,534	6,468	15,595	26,101
Standalone Hotels – Online(3) – Room nights(2)	4,434	6,263	15,279	25,307
Bus Ticketing – Travelled tickets	12,299	18,735	39,491	73,048

Adjusted Margin
Air Ticketing(4)	$44,797	$74,252	$155,491	$280,053
Hotels and Packages	42,264	63,512	144,052	259,786
Bus Ticketing	12,351	19,340	38,313	77,302
Others	5,705	9,007	18,563	34,080

Gross Bookings
Air Ticketing(4)	$633,315	$1,071,744	$1,941,415	$4,144,281
Hotels and Packages	238,370	388,606	804,671	1,556,330
Bus Ticketing	140,595	213,504	442,764	865,567
	$1,012,280	$1,673,854	$3,188,850	$6,566,178

Adjusted Margin %
Air Ticketing(4)	7.1%	6.9%	8.0%	6.8%
Hotels and Packages	17.7%	16.3%	17.9%	16.7%
Bus Ticketing	8.8%	9.1%	8.7%	8.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations. From fiscal year 2023, we began tracking the number of flight segments booked as a component of bookings for our Hotels and Packages segment, in addition to room nights. Prior to fiscal year 2023, flight segments booked as a component of bookings for our Hotels and Packages segment were not included in Air Ticketing – Flight segments. Information on the number of flight segments booked as a component of bookings for our Hotels and Packages segment prior to fiscal year 2023 is not available.
(2)
In view of room bookings by hours being offered from the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.